Mail Stop 3561
                                                                 February 4,
2019



    Teresa L. Dick
    Executive Vice President and
    Chief Financial Officer
    Rattler Midstream LP
    9400 N. Broadway, Suite 700
    Oklahoma City, OK 73114

            Re:    Rattler Midstream LP
                   Amendment No. 2 to Registration Statement on Form S-1 Filed January 22, 2019
                   File No. 333-226645

    Dear Ms. Dick:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2018 letter.

    Risk Factors

    Risks Inherent in an Investment in Us

    "Holders of our common units may not be entitled to a jury trial . . ." page 58

        1. We note your response to comment 3, and your amended disclosure that "[n]o condition, stipulation or provision of the partnership agreement or our common units serves as a waiver by any holder or beneficial owner of our common units or by us of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder" (emphasis added). Please revise your registration statement to remove the limiting language underlined above, so your disclosure conveys
 Teresa L. Dick
Rattler Midstream LP
February 4, 2019
Page 2

       that the jury waiver provision in your partnership agreement does not serve as a waiver of compliance with any and all U.S. federal securities laws, rules, and regulations.

Cash Distribution Policy and Restrictions on Distributions

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending
      , 2019

Revenue, page 74

    2. Enhance your disclosure to elaborate upon your expectations around Diamondback's drilling and completion activities on your Dedicated Acreage, with a view to understanding how you have arrived at the forecasted revenue information you present.

       You may Adam Phippen, Staff Accountant, at (202) 551-3336, or Donna Di Silvio, Staff
Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-
2545 or me at (202) 551-3720 with any other questions.

                                                             Sincerely,

                                                             /s/ Mara L. Ransom

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products